SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Clarifications concerning certain press reports

Rio de Janeiro, April 06 2009 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, in response to notification CVM/SEP/GEA-2n.110/09, offers the following clarifications on reports published on April 2 and April 3 by the Jornal do Comércio and Valor Econômico newspapers, respectively:

“Petrobras may reduce financing by US$4.5 billion” (Jornal do Commércio)

Petrobras wishes to clarify that the Company’s Strategic Plan for the period 2009-2013, announced on January 26 2009, includes forecasts of ‘cash generation’ and ‘financing needs’ for the next five years.

In the specific case of 2009, the Company informed that given the firm outlook for oil prices, the plan is based on the price of Brent at US$37. Under this scenario, the Company would generate an operating cash flow, including amortization and after dividends, of approximately US$10.5 billion. Capital expenditures are estimated at US$28.6 billion and funding requirements for the year at US$18.1 billion. Since this figure is based on projected cash flows, the Company also identified certain variables which could result in values different from those in the forecasts.

The variables identified for the Plan were: oscillations in the prices of oil and oil products; variations in domestic prices for oil products; the exchange rate; the percentage of planned capital expenditures actually executed; and the cost of capital expenditures. Sensitivity studies run by the Company suggest that each additional US$1 in the price of Brent crude used as a benchmark could generate additional cash flow in the amount of approximately US$500 million. If, therefore, the average oil price for the year is US$46, the Company would generate additional cash flow of US$4.5 billion, consequently reducing its estimated financing needs by the same amount.

In addition, the Company also informed that it has already negotiated additional financing in the amount of US$18 billion in 2009, on the assumption that the scenario of firm oil prices will persist for the rest of the year.

“Negotiations break down and Petrobras cancels contracts for the Pernambuco refinery” (Valor Econômico)

Petrobras contracted the services of a consortium of Camargo Corrêa, Galvão Engenharia, Queiroz Galvão and Norberto Odebrecht to execute earth-moving work at the site of the Abreu e Lima refinery in Pernambuco. In one of its audits, the Federal Audit Office (TCU) reported indications of overinvoicing in this contract, determining partial suspension of payments.

Petrobras is of the opinion that there exists no overpricing or overinvoicing, but has complied with the instructions of the TCU and suspended payments to the consortium. The case for the defense was initiated immediately, contesting the alleged irregularities observed by the TCU auditors. The action remains pending.

According to the Company’s Strategic Plan for the period 2009-2013, the Abreu e Lima Refinery is scheduled to go on stream in 2011. The Business Plan also provided for the construction of three additional refineries, a fact widely announced in press releases dated June 10 and 16 2008 and September 1 2008. They are: the Basic Petrochemicals Unit (UPB) at the Rio de Janeiro Petrochemical Project (Comperj), to be unveiled in December 2012 with initial capacity of 150 thousand barrels/day; the Premium 1 refinery, in the state of Maranhão, planned to go into operation in 2013 with production capacity of 600 thousand barrels/day; and the Premium II refinery, in the state of Ceará, scheduled to begin operating in 2013, with production capacity of 300 thousand barrels/day.

The Company would also like to point out that, as part of its cost optimization policy, it would not have accepted prices higher than those it considers fair. For this reason, the Company is in permanent contact with its entire universe of suppliers. The Company also clarifies that some of the prices in the bids for construction work and equipment supply for the Abreu e Lima refinery were considered excessive. As part of its routine operational procedures, the Company cancelled these tender bids and is currently in negotiations with the suppliers.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.